REED’S, INC.
13000 South Spring Street
Los Angeles, California 90061
Tel. No. 310-217-9400

August 9, 2006

Howard Baik, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561

Re: Reed’s, Inc.
Registration Statement on Form SB-2
File No. 333-135186

Dear Mr. Baik:

We hereby request that the effectiveness of the above-referenced Registration Statement be accelerated to Friday, August 11, 2006 at 1:00 p.m. (Eastern Time).

REED’S, INC.

By: _/s/ Christopher J. Reed
       Christopher J. Reed
       Chief Executive Officer

cc: JEFFREY P. BERG, ESQ.